U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                    FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]   Check this box if no
      longer subject to Section 16.
      Form 4 or Form 5 obligations
      may continue. See Instruction 1(b).

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*

   Ward III, Stevenson E.
   1931 Black Rock Turnpike
   Fairfield, CT  06825


2. Issuer Name and Ticker or Trading Symbol

   Acme United Corporation (ACU)


3. IRS or Social Security Nummber of Reporting Person (Voluntary)


4. Statement for Month/Year

   April 2003


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Persons to Issuer
   (Check all applicable)

   [x] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)




7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ]  Form filed by One Reporting Person
   [ ]  Form filed by More than One Reporting Person

          Table I -- Non-Derivative Securities Acquired, Disposed of,
                            or Beneficially Owned


1. Title of     2. Transaction   3. Transaction     4. Securities           5. Amount of       6. Ownership Form:     7. Nature of
   Security        Date             Code               Acquired (A)            Securities         Direct (D) or          Indirect
   (Instr. 3)      (Month/Day       (Instr. 8)         or Disposed of (D)      Beneficially       Indirect (I)           Beneficial
                   Year)                               (Instr. 3, 4 and 5)     Owned at End       (Instr. 4)             Ownership
                                                                               of Month                                  (Instr. 4)
                                                                               (Instr. 3 and 4)
                                 ---------------    ----------------------
                                 Code        V      Amount  (A) or   Price
                                                            (D)
                                 ---------------    ----------------------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

                                    Page 1 of 2 pages

          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (e.g., Puts, Calls, Warrants, Options, Convertible Securities)


1. Title of     2. Conver-    3. Trans-     4. Trans-       5. Number of Deriv-   6. Date Exer-       7. Title and Amount of
   Derivative      sion or       action        action          ative Securities      cisable and         Underlying Securities
   Security        Exercise      Date          Code            Acquired (A) or       Expiration          (Instr. 3 and 4)
   (Instr. 3)      Price         (Month/       (Instr. 8)      Disposed of (D)       Date
                   of Deri-      Day/                          (Instr. 3, 4          (Month/Day/
                   vative        Year)                         and 5)                 Year)
                                            ------------       -----------------     ----------------    --------------------------
                                                                                     Date     Expira-                 Amount or
                                                                                     Exer-    tion                    Number of
                                             Code   V            (A)       (D)       cisable  Date        Title       Shares
                                            ------------       -----------------     ----------------    --------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Stock Options     3.44           4/28/03     A5*                 2,500               4/28/03  4/28/13     Common      2,500
                                                                                                          Stock



            Table II -- Derivative Securities Acquired, Discposed of, or Beneficially Owned
                 (e.g., puts, calls, warrants, options, convertible securities) (continued)


8.  Price        9.  Number of        10. Ownership   11. Nature of
    of               Derivative           Form:           Indirect
    Derivative       Securities           Direct (D)      Beneficial
    Security         Beneficially         or Indirect     Ownership
    (Instr. 5)       Owned at             (I)             (Instr. 4)
                     End of Month         (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
                     15,000               D

Explanation of Responses:




Reminder: Report a separate line for each class of securities beneficially owned.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations. See 18 U.S.C. 1001 and
   15 U.S.C. 78ff(a).


Date: April 28, 2003                    By: /s/ Steveson E. Ward, III
                                        -------------------------------
                                                Steveson E. Ward, III



                              Page 2 of 2 pages